AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 14, 2001



                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of November 2001

                                 ANTENNA TV S.A.
                 (Translation of registrant's name into English)

                             KIFISSIAS AVENUE 10-12
                                 MAROUSSI 151 25
                                 ATHENS, GREECE
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F    [X]              Form 40-F       [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes      [_]          No      [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

         This report (the "Quarterly Report") sets forth certain information regarding the financial condition and results of operations of Antenna TV S.A., a Greek SOCIETE ANONYME (the "Company"), for the fiscal quarter ended September 30, 2001.

         The unaudited financial statements included in this Quarterly Report, in the opinion of management, reflect all necessary adjustments (which include only normal recurring adjustments) necessary for a fair presentation of the financial position, the results of operations and cash flows for the periods presented. The unaudited financial information included in this Quarterly Report has been prepared in accordance with U.S. generally accepted accounting principles.

         For a description of the Company's accounting policies, see Notes to Financial Statements in the Company's Annual Report on Form 20-F for the year ended December 31, 2000.

PART I.           FINANCIAL INFORMATION
                                                                            Page
         ITEM 1.  UNAUDITED FINANCIAL STATEMENTS

                  Condensed Consolidated Statements of Operations
                  for the three months ended September 30, 2000
                  and 2001 and the nine months ended September
                  30, 2000 and 2001 .................................         4

                  Condensed Consolidated Balance Sheets as of
                  December 31, 2000 and September 30, 2001 ..........       5,6

                  Condensed Consolidated Statement of
                  Shareholders' Equity for the nine months ended
                  September 30, 2001 ................................         7

                  Condensed Consolidated Statements of Cash Flows
                  for the nine months ended September 30, 2000
                  and 2001 ..........................................         8

                  Notes to Consolidated Financial Statements.........         9

         ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS .....        23

         ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT
                  MARKET RISK .......................................        36

PART II.          OTHER INFORMATION

         ITEM 5.  OTHER INFORMATION..................................        38

                                 ANTENNA TV S.A.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

             FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2000 AND 2001
            AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 2001
      (IN THOUSANDS OF DRACHMAE AND US DOLLARS, EXCEPT EARNINGS PER SHARE)

                                                          UNAUDITED THREE MONTHS ENDED            UNAUDITED NINE MONTHS ENDED
                                                                  SEPTEMBER 30,                          SEPTEMBER 30,
                                                        --------------------------------         -------------------------------
                                              NOTES     2000         2001            2001        2000         2001          2001
                                              -----     ----         ----            ----        ----         ----          ----
                                                        (GRD)        (GRD)           ($)         (GRD)        (GRD)         ($)
Advertising revenue.........................            5,833,026    5,262,205       14,052   27,587,938   27,950,193       74,635
Related party revenue.......................    2         376,245      295,148          788    1,065,223      863,642        2,306
Publication revenue.........................            1,411,900    1,166,115        3,114    5,123,527    5,044,965       13,471
Other revenue...............................              867,839    1,513,669        4,042    2,243,530    3,918,926       10,465
                                                      -----------  -----------   ----------   ----------   ----------    ----------
Total net revenue...........................   12       8,489,010    8,237,137       21,996   36,020,218   37,777,726      100,877
                                                      -----------  -----------   ----------   ----------   ----------    ----------
Cost of sales...............................            3,731,723    5,051,769       13,490   11,288,032   14,718,648       39,303
Selling, general and administrative
  expenses..................................            1,538,630    2,579,061        6,887    5,096,786    6,723,915       17,955
Amortization of programming costs...........    3       3,219,510    3,574,778        9,546    9,937,344   10,302,247       27,510
Depreciation and amortization...............  4,12        333,107      994,982        2,656      941,219    2,341,699        6,252
                                                      -----------  -----------   ----------   ----------   ----------    ----------
Operating (loss) income.....................   12        (333,960)  (3,963,453)     (10,583)   8,756,837    3,691,217        9,857
Interest expense, net.......................   8,9     (1,188,063)  (2,027,370)      (5,414)  (2,111,663)  (4,350,582)     (11,617)
Foreign exchange (losses) gains, net........   10      (1,508,357)   1,579,123        4,217   (3,129,054)  (1,489,675)      (3,978)
Equity in net income in unconsolidated
  affiliate.................................    6              --           --           --        2,677           --           --
Related party commission income.............    2              --           --           --       47,875           --           --
Other (expense) income......................   11           7,811      (70,431)        (188)    (407,885)    (143,091)        (383)
Minority interest in (income) loss of
  consolidated entities.....................              (52,506)     354,700          947      (47,297)     325,261          869
                                                      -----------  -----------   ----------   ----------   ----------    ----------
(Loss) earnings before income taxes.........           (3,075,075)  (4,127,431)     (11,021)   3,111,490   (1,966,870)      (5,252)

(Benefit) provision for income taxes........    7      (2,095,196)  (1,465,554)      (3,913)     456,960     (527,216)      (1,408)
                                                      -----------  -----------   ----------   ----------   ----------    ----------
(Loss) earnings before extraordinary gain and
  change in accounting principle............             (979,879)  (2,661,877)      (7,108)   2,654,530   (1,439,654)      (3,844)
Extraordinary gain on repurchase of Senior
  Notes (net of income taxes of GRD 13,925..    8         105,341       21,887           58      105,341       23,210           62
Cumulative effect of a change in
  accounting principle (net of income
  taxes of GRD 118,181).....................    1              --           --           --           --     (196,969)        (526)
                                                      -----------  -----------   ----------   ----------   ----------    ----------
Net (loss) income...........................             (874,538)  (2,639,990)      (7,050)   2,759,871   (1,613,413)      (4,308)
                                                      ===========  ===========   ==========   ==========   ==========    ==========
Basic and diluted earnings per share
  before extraordinary gain and
  cumulative effect of the change in
  accounting principle......................                (49.4)      (134.1)        (0.4)       133.7        (72.5)        (0.2)
                                                      ===========  ===========   ==========   ==========   ==========    ==========
Basic and diluted extraordinary
  earnings per share on repurchase of
  Senior Notes..............................                  5.3          1.1           --          5.3          1.1           --
                                                      ===========  ===========   ==========   ==========   ==========    ==========
Basic and diluted (loss) per share of
  change in accounting principle............                   --           --           --           --         (9.9)         (--)
                                                      ===========  ===========   ==========   ==========   ==========    ==========
Basic and diluted (loss) earnings per share.                (44.1)      (133.0)        (0.4)       139.0        (81.3)        (0.2)
                                                      ===========  ===========   ==========   ==========   ==========    ==========


     Exchange rate for the convenience translation of the September 30, 2001 balances is GRD 374.492 to $ 1.00

    The accompanying notes are an integral part of the financial statements.

                                 ANTENNA TV S.A.

                           CONSOLIDATED BALANCE SHEETS

               AS OF DECEMBER 31, 2000 AND SEPTEMBER 20, 2001 (IN
        THOUSANDS OF DRACHMAE AND US DOLLARS, EXCEPT EARNINGS PER SHARE)

                                                                                                 UNAUDITED
                                                                DECEMBER 31,                  SEPTEMBER 30,
                                                             ------------------          ---------------------
                                                  NOTES      2000             2000       2001             2001
                                                  -----      ----             ----       ----             ----
                                                             (GRD)            ($)        (GRD)            ($)
                    ASSETS
------------------------------------------------
Current assets:
Cash and cash equivalents........................            8,426,343         22,501    34,298,328        91,586
Marketable equity securities.....................   6        4,113,740         10,985     2,787,456         7,443
Restricted cash..................................              251,184            671     4,608,729        12,307
Accounts receivable, less allowance for
  doubtful accounts of GRD 1,604,281 in
  2000 and GRD 1,772,326 in September 2001.......           24,931,314         66,574    29,549,566        78,906
Inventories......................................              703,847          1,879       611,105         1,632
Due from related parties.........................   2        4,200,857         11,217     5,198,276        13,881
Advances to related parties......................   2          335,194            895       891,274         2,380
Advances to third parties........................            3,515,043          9,386     4,597,699        12,277
Deferred tax assets..............................   7               --             --       706,002         1,885
Prepaid expenses and other current assets........              381,722          1,019       265,419           709
Income and withholding tax advances..............            1,157,072          3,090     1,214,162         3,242
                                                           -----------    -----------   -----------   -----------
  Total current assets...........................           48,016,316        128,217    84,728,016       226,248
                                                           -----------    -----------   -----------   -----------

Investment in unconsolidated affiliate...........   6            7,610             20         7,610            20
Property and equipment, net......................            7,302,374         19,499     7,574,868        20,227
Broadcast, transmission and printing
  equipment under capital leases, net............            1,390,750          3,714     1,396,968         3,730
Deferred charges, net............................   1        1,213,055          3,239     2,568,520         6,859
Programming costs................................   3       26,708,287         71,319    28,442,224        75,949
Due from related party...........................   2        3,573,606          9,543     3,789,391        10,119
Advances to related parties......................   2          201,257            537       173,157           462
Intangible assets, net...........................   4        2,293,163          6,123     2,305,244         6,156
Deferred tax assets..............................   7        1,473,649          3,935     1,474,065         3,936
Other assets.....................................   5        3,107,763          8,299     3,280,887         8,761
                                                           -----------    -----------   -----------   -----------
  Total assets...................................           95,287,830        254,445   135,740,950       362,467
                                                           ===========    ===========   ===========   ===========

              Exchange rate for the convenience translation of the December 31, 2000 and September 30, 2001 balances is GRD 374.492 to $ 1.00

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                                 ANTENNA TV S.A.

                          CONSOLIDATED BALANCE SHEETS

                 AS OF DECEMBER 31, 2000 AND SEPTEMBER 20, 2001
      (IN THOUSANDS OF DRACHMAE AND US DOLLARS, EXCEPT EARNINGS PER SHARE)


                                                                                      UNAUDITED
                                                              DECEMBER 31,           SEPTEMBER 30,
                                                              ------------           -------------
                                                 NOTES    2000          2000       2001          2001
                                                 -----    ----          ----       ----          ----
                                                          (GRD)         ($)        (GRD)         ($)
LIABILITIES & SHAREHOLDERS' EQUITY
----------------------------------
Current liabilities:
Bank overdrafts and short-term borrowings.......          13,297,921    35,509     8,112,185     21,662
Current portion of obligations under
  capital leases................................             307,972       822       315,678        843
Current portion of long-term debt...............   9              --        --       168,370        449
Trade accounts, notes and cheques payable.......           9,838,473    26,272     7,281,984     19,445
Program license payable.........................           1,968,949     5,258     3,372,232      9,005
Customer advances...............................             432,276     1,154       869,889      2,323
Payable to related parties......................   2              --        --        17,577         47
Accrued interest................................   8,9     1,252,434     3,344     1,992,380      5,320
Accrued expenses and other current
  liabilities...................................           4,144,440    11,067     4,565,413     12,191
Income taxes payable............................   7       1,824,823     4,873     1,523,124      4,067
Deferred tax liability..........................   7         839,761     2,242       650,461      1,737
Current portion of other long-term liability....             559,483     1,494            --         --
                                                         -----------  --------    ----------  ---------
Total current liabilities.......................          34,466,532    92,035    28,869,293     77,089
                                                         -----------  --------    ----------  ---------
Long-term liabilities:
Senior Notes....................................   8      32,633,513    87,141    81,553,058    217,770
Long-term debt..................................   9              --        --       204,072        545
Long-term obligations under capital leases......             605,239     1,616       732,986      1,957
Payable to related parties......................   2         185,000       494       135,000        361
Employee retirement benefits....................             541,043     1,445       547,658      1,462

Long-term provisions............................             253,249       676       148,269        396
                                                         -----------  --------   -----------  ---------
  Total liabilities.............................          68,684,576   183,407   112,190,336    299,580
                                                         -----------  --------   -----------  ---------
Minority Interests..............................             736,282     1,966       411,021      1,098
                                                         -----------  --------   -----------  ---------
Shareholders' equity:
Share capital...................................           1,984,944     5,300     1,984,944      5,300
Additional paid-in capital......................          28,714,904    76,677    28,714,904     76,677
Retained earnings...............................           2,024,754     5,407       411,341      1,098
Accumulated other comprehensive (loss)..........          (6,857,630)  (18,312)   (7,971,596)   (21,286)
                                                         -----------  --------   -----------  ---------
  Total shareholders' equity....................          25,866,972    69,072    23,139,593     61,789
                                                         -----------  --------   -----------  ---------
  Total liabilities and shareholders' equity....          95,287,830   254,445   135,740,950    362,467
                                                         ===========  ========   ===========  =========



              Exchange rate for the convenience translation of the December 31, 2000 and September 30, 2001 balances is GRD 374.492 to $ 1.00

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                                 ANTENNA TV S.A.
                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001
                           (IN THOUSANDS OF DRACHMAE)


                                                       ACCUMULATED (DEFICIT) RETAINED EARNINGS
                                                       ---------------------------------------
                                                            Legal,   Accumulated             Accumulated
                                             Additional   Tax Free   (Deficit)                 Other
                                   Share      Paid-in     and Other  Retained               Comprehensive  Grand       Comprehensive
                                   Capital    Capital     Reserves   Earnings    Total      Income (loss)  Total       Income (loss)
                                   -------    -------     --------   --------    -----      -------------  -----       -------------
BALANCE DECEMBER 31, 2000          1,984,944  28,714,904  3,105,314 (1,080,560)  2,024,754  (6,857,630)   25,866,972           --

Net loss for the nine months
(unaudited)                               --          --         -- (1,613,413) (1,613,413)         --    (1,613,413)  (1,613,413)

Unrealized gain on available
  for sale equity securities net
  of GRD 211,633 tax
  charge (unaudited)...............       --          --         --         --         --   (1,114,418)   (1,114,418)  (1,114,418)
Currency translation adjustment
  (unaudited) .....................       --          --         --         --         --          452           452          452
                                                                                                                       ----------
Total comprehensive (loss) income
  (unaudited)......................       --          --         --         --         --           --            --   (2,727,379)
                                                                                                                       ==========
Balance September 30, 2001         ---------  ----------  --------- ----------    -------   ----------   ----------
  (unaudited)                      1,984,944  28,714,904  3,105,314 (2,693,973)   411,341   (7,971,596)  23,139,593
                                   =========  ==========  ========= ==========    =======   ==========   ==========



               The accompanying notes are an integral part of the
                       consolidated financial statements.

                                 ANTENNA TV S.A.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND
                 2001 (IN THOUSANDS OF DRACHMAE AND US DOLLARS)

                                                                UNAUDITED NINE MONTHS ENDED SEPTEMBER 30,
                                                                -----------------------------------------
                                                                 2000            2001            2001
                                                                 (GRD)           (GRD)           ($)
                                                                 -----           -----           ---
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)......................................        2,759,871       (1,613,413)     (4,308)
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
  Extraordinary gain from repurchase of Senior Notes.....         (105,341)         (23,210)        (62)
  Cumulative effect of a change in accounting principal..               --          196,969         526
  Deferred income taxes .................................           57,165         (565,904)     (1,511)
  Minority interest on acquired entities.................           47,297         (325,261)       (869)
  Equity in net income of unconsolidated affiliate.......           (2,677)              --          --
  Amortization of debt issuance expenses.................          164,237          393,573       1,051
Depreciation of property and equipment and capital
  leases and amortization of programming costs,
  goodwill and other intangibles.........................       10,878,563       12,643,946      33,763
  Provision for other long-term liabilities..............          105,740                           --
  Provision for employee retirement benefits.............           37,054           25,561          68
CHANGE IN CURRENT ASSETS AND LIABILITIES
  (Increase) in accounts and other receivable............       (3,655,670)      (4,559,662)     12,176)
  (Increase) in due from/to related parties..............       (1,665,064)      (1,773,608)     (4,736)
  (Increase) in programming costs........................      (11,584,041)     (12,109,332)     32,335)
  (Increase) in prepaid and licensed programming
    expenditures.........................................       (1,722,543)        (242,002)       (646)
  (Decrease) in trade accounts, notes and cheques
    payable..............................................       (2,141,974)      (2,619,684)     (6,995)
  (Decrease) increase in licensed program payable........       (1,528,005)       1,403,283       3,747
  (Increase) decrease in inventories.....................         (741,444)          92,742         248
  (Decrease) increase in accrued expenses and other
    liabilities..........................................       (1,316,809)         241,196         644
  (Decrease) in income taxes payable.....................         (229,522)        (301,699)       (806)
  Other, net.............................................       (1,771,253)        (828,002)     (2,211)
                                                               -----------      -----------   ---------
         Total adjustments...............................      (15,174,287)      (8,351,094)    (22,300)
                                                               -----------      -----------   ---------
NET CASH (USED) IN OPERATING ACTIVITIES..................      (12,414,416)      (9,964,507)    (26,608)
                                                               -----------      -----------   ---------
Cash flows from investing activities
  Deposit for the right of acquisition...................       (3,000,000)              --          --
  Acquisition of subsidiary, net of cash.................       (1,429,888)          (8,409)        (22)
  Dividends received.....................................           70,890               --          --
  Purchase of assets under capital leases................               --         (285,000)       (761)
  Purchase of fixed assets...............................       (1,931,678)      (1,978,195)     (5,283)
                                                               -----------      -----------   ---------
NET CASH (USED) IN INVESTING ACTIVITIES..................       (6,290,676)      (2,271,604)     (6,066)
                                                               -----------      -----------   ---------
CASH FLOW FROM FINANCING ACTIVITIES
  Proceeds from Senior Notes.............................               --       51,112,500     136,485
  Debt issuance costs....................................               --       (1,854,871)     (4,953)
  Proceeds from long-term debt...........................               --          332,238         887
  Redemption of Senior Notes.............................       (5,465,169)      (3,179,461)     (8,490)
  Increase (decrease) in bank overdrafts and short term
    borrowings, net......................................        8,730,594       (5,185,736)    (13,848)
  Decrease (increase) in restricted cash.................          145,076       (4,357,545)    (11,636)
  Increase in lease obligation...........................               --          285,000         761
  Repayments of capital lease obligations................         (120,319)        (149,547)       (399)
                                                               -----------      -----------   ---------
NET CASH PROVIDED BY FINANCING ACTIVITIES................        3,290,182       37,002,578      98,807
                                                               -----------      -----------   ---------
EFFECT OF EXCHANGE RATE CHANGES ON CASH..................        5,236,831        1,105,517       2,952
  (Decrease) Increase in cash............................      (10,178,079)      25,871,984      69,085
CASH AT BEGINNING OF YEAR................................       31,772,162        8,426,343      22,501
                                                               -----------      -----------   ---------
CASH AT END OF PERIOD....................................       21,594,083       34,298,327      91,586
                                                               ===========      ===========   =========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
  Cash paid for interest.................................        4,031,761        3,129,704       8,357
  Cash paid for income taxes.............................          734,414          379,075       1,012



    Exchange rate for the convenience translation of the September 30, 2001 balances is GRD 374.492 to $1.00

         The accompanying notes are an integral part of the consolidated financial statements.

                                 ANTENNA TV S.A.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        (TABLES IN THOUSANDS OF DRACHMAE,
                EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         The consolidated financial statements and related notes at September 30, 2001 and for the nine months ended September 30, 2000 and 2001 are unaudited and prepared in conformity with the accounting principles applied in the Company's 2000 Annual Report on Form 20-F for the year ended December 31, 2000. In the opinion of management, such interim financial statements include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the results for such periods. The results of operations for the nine months ended September 30, 2001 are not necessarily indicative of the results to be expected for the full year or any other interim period.

ACQUISITIONS OF UNRELATED BUSINESSES

         (i)      Year 2000

         On February 7, 2000 Antenna TV acquired the 49% interest in Audiotex from Legion International S.A., a Lagardere Group company, that it did not already own for total consideration of GRD 55,045 thousand and an increase in the royalty fee to Legion International S.A. from 7.5% to 12.0% of Audiotex's annual revenue for 10 years. The term of the amended royalty agreement is from January 1, 2000 to January 1, 2010. This acquisition was accounted for using the purchase method and accordingly, the net assets acquired have been recorded at their fair value and the results of their operations included from the date of acquisition. Based on estimates of fair value GRD 143,230 thousand has been allocated to goodwill as at September 30, 2001. The incremental increase in the royalty payment of 4.5% represents the additional consideration payable for the acquired interest and will be recorded as additional element of the cost of the acquired entity, that is goodwill, and will be amortized over 10 years. The additional elements of cost are recorded when the contingency is resolved and the consideration is issuable.

         On March 2, 2000, the Company entered into an agreement with MEAGA SA, a Greek company which is listed on the Athens Stock Exchange, to acquire approximately 70% of MEAGA, subject to the completion of due diligence by Antenna and receipt of regulatory approvals and consents. In connection with this transaction, MEAGA will sell its existing businesses to third party purchasers and the proceeds will be applied to repay all outstanding indebtedness of MEAGA. As a result, just prior to the acquisition, MEAGA will have no assets or liabilities. In exchange for its interest in MEAGA, Antenna will transfer 51% stakes in four of its subsidiaries, Antenna Radio, Antenna Spoudastiki, Audiotex and Daphne, to MEAGA. Following the completion of the acquisition, the assets and liabilities of MEAGA will be comprised of the historical book values of the businesses contributed by Antenna. The consolidated financial statements of Antenna TV will reflect a charge to recognize the cost of the disposition of the interest transferred to the minority shareholders and a corresponding recognition of a minority interest in the consolidated balance sheet. This agreement was cancelled on November 2, 2001.

         In August 2000 Antenna TV became a 40% shareholder in a newly established company, Antenna Optima S.A whereby GRD 8 million was contributed as an initial investment. The investment is accounted for by the equity method as Antenna TV does not own a controlling interest.

         On August 4, 2000 the Company acquired interests in three Bulgarian media companies for total consideration including related expenses of GRD 1,368 million. The acquisition includes a 100% interest in Nova Television AD, a 100% interest in Multimex I.D. AD and a 92% interest in Radio Express. In November 2000 the 7% minority interest in Radio Express was purchased for GRD 11,988 thousand. This acquisition was accounted for using the purchase method and accordingly, the net assets acquired have been recorded at their fair values and the results of

                                 ANTENNA TV S.A.

                        (TABLES IN THOUSANDS OF DRACHMAE,
                EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


their operations included from the dates of acquisition. Based on estimates of fair value GRD 1,335 million has been allocated to goodwill.

         On October 9, 2000 the Company acquired a 100% interest in Part Time S.A. (now Part Time Simvouleftiki S.A.) for cash consideration of GRD 883.4 million. This acquisition was accounted for using the purchase method and accordingly, the net assets acquired have been recorded at their fair value and the results of their operations included from the date of acquisition. Based on estimates of fair value GRD 644.6 million has been allocated to land and GRD
53.3 million to goodwill.

         On a pro forma basis, reflecting the acquisitions of the three Bulgarian media companies and Part Time S.A. as if they had taken place at the beginning of the year and after giving effect to the adjustments recording the acquisitions, unaudited net revenues, net earnings and basic and diluted earnings per share would have been GRD 56,030 million, GRD 7,112 million and GRD
358.3 million, respectively. These pro forma results are not indicative of either future performance or actual results which would have occurred had these acquisitions taken place at the beginning of the respective period.

         (ii)     Year 2001

         In January, 2001 the Company acquired a 51% interest in Blues Hall EPE. for cash consideration of GRD 6.1 million. This acquisition was accounted for using the purchase method and accordingly, the net assets acquired have been recorded at their fair value and the results of their operations included from the date of acquisition. Based on estimates of fair value GRD 313.6 million has been allocated to goodwill.

         In May 2001 the Company commenced its Internet activities/services and became a 99.99 % shareholder in newly established company, Antenna Internet S.A.

         In the third quarter of 2001 the Company became a 75% shareholder in a newly established music company Heaven Music S.A. and GRD 15 million was contributed as an initial investment.

PRINCIPLES OF CONSOLIDATION

         The condensed consolidated financial statements of the Company include all of its significant majority-owned subsidiaries. Affiliated companies in which the Company does not own a controlling interest or for which the minority shareholders have significant veto rights over operating decisions (participating rights requiring unanimous shareholder approval, including: transactions in excess of GRD 20 million, operating budgets, senior management positions, borrowing and amendments to contractual obligations) are accounted for using the equity method.

DEFERRED CHARGES

         The expenses incurred in connection with the issuance and distribution of the Company's 9% Senior Notes due 2007 (the "Senior Notes"), issued on August 12, 1997, were capitalized and are being amortized over the term of the Senior Notes. Amortization for the nine months ended September 30, 2000 and 2001 totaled GRD 164 million and GRD 164 million respectively, and is included in interest expense in the accompanying unaudited consolidated statements of operations for the nine months ended September 30, 2000 and 2001. The expenses incurred in the connection with the issuance and distribution of the Company's 9 3/4% Senior Notes due 2008 (the "Notes"), issued on June 18, 2001 were capitalized and are being amortized over the term of the Notes. Amortization for the nine months ended September 30, 2001 totaled GRD 229 million and is included in interest

                                 ANTENNA TV S.A.

                        (TABLE IN THOUSANDS OF DRACHMAE,
                EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


expense in the accompanying unaudited consolidated statements of operations for the nine months ended September 30, 2001.

PROGRAMMING COSTS

         During the first quarter of 2001 the Company adopted the AICPA Statement of Position 00-2 "Accounting by Producers or Distributors of Films". SOP 00-2 established new accounting SOP 00-2 establishes new accounting standards for producers and distributors of films, including changes in revenue recognition and accounting for advertising, development and overhead costs. It requires advertising costs for television products to be expensed as incurred, certain indirect overhead costs to be charged directly to expense instead of being capitalized to film costs, and all film costs to be classified on the balance sheet as non-current assets. The Company for the nine months ended September 30, 2001 recorded a one-time charge for the initial adoption of the standard. The charge, amounting to GRD 196,969 thousand, net of tax, represents a cumulative effect of a change in accounting principle.

BUSINESS COMBINATIONS AND GOODWILL AND OTHER INTANGIBLE ASSETS

         In July 2001, the FASB issued Statement No. 141, BUSINESS COMBINATIONS, AND STATEMENT NO. 142, GOODWILL AND OTHER INTANGIBLE ASSETS. Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. Statement 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. Statement 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement 142. Statement 142 also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF. Statement 141 is effective immediately, except with regard to business combinations initiated prior to July 1, 2001, which it expects to account for using the pooling-of-interests method and Statement 142 is effective January 1, 2002. Furthermore, any goodwill and any intangible asset determined to have an indefinite useful life that are acquired in a purchase business combination completed after June 30, 2001 will not be amortized, but will continue to be evaluated for impairment in accordance with the appropriate pre-Statement 142 accounting literature. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 will continue to be amortized prior to the adoption of Statement 142.

         Statement 141 will require upon adoption of Statement 142, that the Company evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and to make any necessary reclassifications in order to conform with the new criteria in Statement 141 for recognition apart from goodwill. Upon adoption of Statement 142, the Company will be required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments by the end of the first interim period after adoption. In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of Statement 142 within the first interim period. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

         In connection with the transitional goodwill impairment evaluation, Statement 142 will require the Company to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this the Company must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those

                                 ANTENNA TV S.A.

                        (TABLES IN THOUSANDS OF DRACHMAE,
                EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


reporting units as of the date of adoption. The Company will then have up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the Company must perform the second step of the transitional impairment test. In the second step, the Company must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with Statement 141, to its carrying amount, both of which would be measured as of the date adoption. This second step is required to be completed as soon as possible, but no later than the end of the year of adoption. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Company's statement of earnings. The Company has not yet determined the impact that these statements will have on the consolidated financial statements.

TRANSLATIONS OF DRACHMAE INTO U.S. DOLLARS

         The financial statements are stated in drachmae. The translations of drachmae into U.S. Dollars are included solely for the convenience of the reader, using the noon buying rate in New York on September 30, 2001, which was GRD 374.492 to $1.00. The convenience translations should not be construed as representations that the drachmae amounts have been, could have been, or could in the future be, converted into U.S. Dollars at this or any other rate of exchange.


2.       DUE FROM RELATED PARTIES

         The Company sells advertising spots, licensing and distribution rights to certain related parties in the ordinary course of business. Furthermore, the Company also derives revenue from related parties by charging fees for the use of the Company's production facilities and technical and administrative services for the production of infomercials. Such related parties consist of companies which have common ownership and/or management with the Company. The Company believes that, in each case, the terms of such transactions are no less favourable than those that would be attainable by the Company in the ordinary course from unaffiliated third parties under similar circumstances.

         Balances from related companies are as follows:

                                                                                      UNAUDITED
                                                               DECEMBER 31, 2000  SEPTEMBER 30, 2001
                                                               -----------------  ------------------
Accounts receivables
    Current:
               Antenna Satellite TV (USA) Inc.................        2,228,016          2,412,866
               Echos and Rythmos EPE..........................           49,600             91,834
               Epikinonia EPE.................................           86,418             74,511
               Antenna Satellite Radio........................           99,632            132,525
               Antenna TV Ltd (Cyprus)........................        1,252,148          1,223,574
               Makedonia TV S.A...............................          485,043          1,262,966
                                                                      ---------          ---------
                                                                      4,200,857          5,198,276
                                                                      =========          =========
    Long-term:
               Antenna Satellite TV Inc.......................        3,573,606          3,789,391
                                                                      =========          =========

                                 ANTENNA TV S.A.

                        (TABLES IN THOUSANDS OF DRACHMAE,
                EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


                                                                                      UNAUDITED
                                                               DECEMBER 31, 2000  SEPTEMBER 30, 2001
                                                               -----------------  ------------------
Advances
    Current:
               Makedonia TV S.A...............................               --            355,290
               Joint Venture Ant-1 FM.........................               --             48,611
               Catalogue Auctions Hellas S.A..................          167,029             83,571
               Echos and Rythmos EPE..........................          168,165            403,802
                                                                      ---------          ---------
                                                                        335,194            891,274
                                                                      =========          =========
    Long-term:
               Antenna TV Ltd. (Cyprus).......................          120,979            120,979
               Epikinonia Ltd.................................           34,158             34,158
               JVFM - Epikinonia..............................           46,120             18,020
                                                                      ---------          ---------
                                                                        201,257            173,157
                                                                      =========          =========
Accounts payable
    Current:
               Epikoinonia....................................               --             16,037
               Makedonia TV S.A...............................               --              1,047
               Echos and Rythmos EPE..........................               --                493
                                                                      ---------          ---------
                                                                             --             17,577
                                                                      =========          =========
     Long-term:
               Payable to minority shareholders of Daphne.....          185,000            135,000
                                                                      =========          =========


                                                                   UNAUDITED REVENUE FROM RELATED PARTIES
                                                                   --------------------------------------
                                                                   NINE MONTHS ENDED     NINE MONTHS ENDED
                                                                   SEPTEMBER 30, 2000    SEPTEMBER 30, 2001
                                                                   ------------------    ------------------

Epikinonia Ltd. (Production facilities and technical and
  administrative services)....................................          449,000            106,997
Antenna Satellite TV Inc. (License fees)......................          242,174            302,819
Antenna Satellite Radio.......................................           26,918             27,875
Antenna TV Ltd. (Cyprus) (Royalties)..........................          347,131            366,981
Echos and Rythmos EPE.........................................               --              8,894
Makedonia TV S.A..............................................               --             50,076
                                                                      ---------          ---------
                                                                      1,065,223            863,642

Audiotex (related party commission income)....................           47,875                 --
                                                                      ---------          ---------
                                                                      1,113,098            863,642
                                                                      =========          =========

                                 ANTENNA TV S.A.

                        (TABLES IN THOUSANDS OF DRACHMAE,
                EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


3.       PROGRAMMING COSTS

         The following table sets forth the components of the programming costs, net of amortization:

                                                                                            UNAUDITED
                                                                   DECEMBER 31, 2000   SEPTEMBER 30, 2001
                                                                   -----------------   ------------------
Produced programming..........................................        17,721,486            19,356,143
Purchased sports..............................................         1,628,611             1,485,889
Licensed program rights.......................................         2,752,877             5,240,666
Prepaid license program rights................................         1,363,259               964,244
Prepaid produced programs and sports..........................         3,242,054             1,395,282
                                                                      ----------            ----------
                                                                      26,708,287            28,442,224
                                                                      ==========            ==========

         Programming costs which are expected to be amortized within one year amount to GRD 16,238,222 thousand and GRD 17,292,429 thousand as at December 31, 2000 and September 30, 2001, respectively.


4.       INTANGIBLES

                                                                                            UNAUDITED
                                                                   DECEMBER 31, 2000   SEPTEMBER 30, 2001
                                                                   -----------------   ------------------
Goodwill......................................................         2,280,698             2,632,207
Magazine rights...............................................           200,000               200,000
                                                                      ----------            ----------
                                                                       2,480,698             2,832,207
Accumulated amortization......................................          (187,535)             (526,963)
                                                                      ----------            ----------
                                                                       2,293,163             2,305,244
                                                                      ==========            ==========


5.       OTHER ASSETS

         Other assets are analyzed as follows:

                                                                                            UNAUDITED
                                                                   DECEMBER 31, 2000   SEPTEMBER 30, 2001
                                                                   -----------------   ------------------
Advance for the right to acquire an interest in Macedonia TV...        3,000,000             3,000,000
Guarantee deposits.............................................          107,763               280,887
                                                                      ----------            ----------
                                                                       3,107,763             3,280,887
                                                                      ==========            ==========


         On February 24, 2000 the Company advanced GRD 3 billion in exchange for the right to acquire a controlling interest in Macedonia TV, one of the six Greek commercial TV broadcasters with a nationwide license. This right gives Antenna the ability to acquire a 51% interest in Macedonia TV from its three shareholders for a total consideration equal to the advance payment. The Company may acquire this interest within the next three years, but may only do so if and when Greek law permits a broadcaster and/or its shareholders to own or control two licensed free to air television broadcast companies. If the interest is not acquired, Antenna will be refunded all amounts paid and will be granted a right of first refusal over any future transfers of the 51% interest.

                                 ANTENNA TV S.A.

                        (TABLES IN THOUSANDS OF DRACHMAE,
                EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


6.       INVESTMENTS

                                                                                            UNAUDITED
                                                                   DECEMBER 31, 2000   SEPTEMBER 30, 2001
                                                                   -----------------   ------------------
Equity method investments.....................................             7,610                 7,610
                                                                      ==========            ==========
Available-for-sale equity securities:
     Cost.....................................................        15,542,731            15,542,731
     Allowance for unrealized loss on securities..............       (11,428,991)          (12,755,275)
                                                                      ----------            ----------
                                                                       4,113,740             2,787,456
                                                                      ==========            ==========


         During 2000, the Company acquired a 14.49% interest in Athenian Capital Holdings S.A. in various open market transactions for an aggregate purchase price of GRD 15,542,731 thousand . Approximately 15% of Athenian Capital Holdings S.A. is collectively owned by the principal shareholders of the Company. The Chairman, the Chief Executive Officer, the Chief Financial Officer and four other senior executives who are all directors of Antenna TV, represent seven out of eleven board members of Athenian Capital Holdings S.A.

         On February 7, 2000 Antenna TV acquired the 49% interest in Audiotex that it did not already own from Legion International S.A. (refer to Note 1 Acquisition of unrelated businesses). Furthermore on September 6, 2000 Antenna TV acquired the 40% interest in the newly established company named Antenna Optima S.A.

                                 ANTENNA TV S.A.

                        (TABLES IN THOUSANDS OF DRACHMAE,
                EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


7.       DEFERRED INCOME TAXES

         The deferred income taxes relate to the temporary differences between the book values and the tax bases of assets and liabilities. Significant components of the Company's deferred tax liabilities and assets as at December 31, 2000 and September 30, 2001 are summarized below (the tax rate in effect at December 31, 2000 and September 30, 2001 was 40% and 37.5% respectively):

                                                                                         UNAUDITED
                                                                 DECEMBER 31, 2000  SEPTEMBER 30, 2001
                                                                 -----------------  ------------------
Deferred tax liabilities
        Intangible and tangible assets........................         169,600             139,313
        Programming costs.....................................       5,346,841           3,976,713
        Reserves..............................................         685,707             685,707
        Reserves taxed in a special way.......................         437,774             437,774
        Deferred charges......................................         307,596             323,378
        Leased assets.........................................         429,423             391,063
        Customer advances and accounts payable................         497,334           1,007,858
        Other.................................................         141,492             142,603
                                                                    ----------          ----------
Gross deferred tax liabilities................................       8,015,767           7,104,409
                                                                    ----------          ----------
Deferred tax assets
        Property and equipment................................         134,859              32,581
        Start up costs........................................         853,758           1,225,543
        Long term liability...................................          17,600              16,500
        Long term lease liability.............................         115,090             172,549
        Short-term lease liability............................          97,056              93,331
        Long-term receivables.................................         387,810             363,572
        Deferred revenue......................................           2,200                  92
        Accounts receivable...................................         577,122             241,066
        Employee retirement benefits..........................         216,417             116,067
        Other assets..........................................       1,097,790           1,260,294
        Marketable equity securities..........................       4,571,596           4,783,229
        Accrued expenses and other provisions.................         520,728             171,969
        Net operating losses..................................          57,629             645,049
                                                                    ----------          ----------
Gross deferred tax assets.....................................       8,649,655           9,121,842
                                                                    ----------          ----------
Less Valuation allowance......................................              --            (487,827)
                                                                    ----------          ----------
Net deferred tax assets.......................................         633,888           1,529,606
                                                                    ==========          ==========

         Deferred tax assets were reduced by a valuation allowance relating to the tax benefits attributable to certain net operating losses (NOLs) and start up costs related to Antenna Internet S.A. (internet activities) and Nova Bulgaria, where it is not expected that these losses and benefits will be utilized and fully reverse before expiration.

                                 ANTENNA TV S.A.

                        (TABLES IN THOUSANDS OF DRACHMAE,
                EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


         The classification of deferred income taxes in the accompanying balance sheets is as follows:

                                                             DECEMBER 31,        UNAUDITED
                                                                2000        SEPTEMBER 30, 2001
                                                             ------------   ------------------
                 Net current deferred tax liability.......      (839,761)       (650,461)
                                                              ==========      ==========
                 Net current deferred tax asset...........            --         706,002
                                                              ==========      ==========
                 Non-current deferred tax asset...........     1,473,649       1,474,065
                                                              ==========      ==========


         The provision for income taxes reflected in the accompanying statements of operation is analyzed as follows:


                                                 UNAUDITED THREE MONTHS ENDED       UNAUDITED NINE MONTHS ENDED
                                               -------------------------------     ------------------------------
                                               SEPTEMBER 30,     SEPTEMBER 30,     SEPTEMBER 30,    SEPTEMBER 30,
                                                   2000              2001              2000             2001
                                               -------------     -------------     -------------    -------------
Current.................................           222,529               --            399,795           38,688
Deferred income taxes...................        (2,317,725)      (1,465,554)            57,165         (565,904)
                                               -----------       ----------        -----------      -----------
(Benefit) provision for income taxes....        (2,095,196)      (1,465,554)           456,960         (527,216)
                                               ===========       ==========        ===========      ===========


         The reconciliation of the provision for income taxes to the amount determined by the application of the Greek statutory tax rate of 40% and 37.5% in 2000 and 2001 respectively, to pre-tax income is summarized as follows:



                                                UNAUDITED THREE MONTHS ENDED        UNAUDITED NINE MONTHS ENDED
                                               SEPTEMBER 30,    SEPTEMBER 30,     SEPTEMBER 30,    SEPTEMBER 30,
                                                   2000              2001             2000              2001
Tax (benefit) provision at statutory
  rate..................................        (1,230,030)      (1,547,786)        1,244,596         (737,576)
Effect of change in tax rate............                --              --                --         (246,147)
Effect of minority interest.............            19,689         (133,013)           17,736         (121,973)
Goodwill amortization...................            10,618           41,761            20,026          116,056
Interest income.........................           (74,308)              --          (187,735)         (28,969)
Disallowed prior period expenses........            52,348            4,065           191,754           31,713
Loss (income) not subject to income tax.            (9,312)         (59,683)           34,784          (28,147)
Change in valuation allowance...........          (864,201)         229,102          (864,201)         487,827
                                               -----------       ----------        ----------       ----------
                                                (2,095,196)      (1,465,554)          456,960         (527,216)
                                               ===========       ==========        ==========       ==========


         Interest income is taxed at a lower rate (15%) than operating income. Disallowed prior period expenses relate to invoices for goods or services that were not received prior to the preparation of the tax returns and that relate to prior year expenses (i.e. invoices received in February that relate to services rendered in December of prior year). Non-deductible general expenses relate primarily to certain car, meals and entertainment expenses.

         In Greece, amounts reported to the tax authorities are provisional until such time as the books and records of the entity are inspected by the tax authorities. Greek tax laws and related regulations are subject to interpretation by the tax authorities. The Company has been audited by the tax authorities up to 1992. Management believes that the amounts accrued will be sufficient to meet its tax obligations.

         The ultimate outcome of additional tax assessments may vary from the amounts accrued, but management believes that any additional tax liability over and above the amount accrued would not have a material adverse impact on the Company's results of operations or financial position.

                                 ANTENNA TV S.A.

                        (TABLES IN THOUSANDS OF DRACHMAE,
                EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


         During the nine months ended September 30, 2001 the deferred tax assets and liabilities were remeasured and the total effect of the change in the tax rate was a charge of GRD 39,577 thousand, of which GRD 285,724 thousand was recorded as a charge in comprehensive income in the statement of shareholders' equity and GRD 246,147 thousand was recorded as a tax benefit in the consolidated statements of operation.


8.       SENIOR NOTES

                                                                                 DECEMBER 31,        UNAUDITED
                                                                                     2000        SEPTEMBER 30, 2001
                                                                                -------------    ------------------
Senior notes due 2007 issued on August 12, 1997. Interest on the notes is paid semi-annually in February and August, commencing February 1, 1998, at a rate of 9% per annum. The senior notes are redeemable, in whole or in part, at the option of the company at any time on or
  after August 1, 2002.............................................              32,633,513         30,440,558

Senior notes of EURO 150 million due on July 1, 2008 issued on June 18, 2001.
  Interest on the Senior notes is paid semi-annually in July and January, commencing January 1, 2002 at a rate of 9,75% per annum. The Senior Notes are redeemable, in whole or in part, at the option
  of the company at any time on or after 2005......................                      --         51,112,500
                                                                                 ----------         ----------
                                                                                 32,633,513         81,553,058
                                                                                 ==========         ==========


         Interest expense relating to the Senior Notes for the nine months ended September 30, 2000 and 2001 totaled GRD 2,645 million and GRD 2,211 million, respectively, and is included in interest expense in the accompanying consolidated statements of operations.

         On March 22, 2001 the Company repurchased GRD 1,458 million ($4.0 million) of the Senior Notes, due 2007, with accrued interest of GRD 19,265 ($0.05 million) to the date of repurchase.

         On August 17, 2001 the Company repurchased GRD 1,763 million ($5.0 million) of the Senior Notes due 2007, with accrued interest of GRD 7,422 thousand ($0.02 million) to the date of repurchase.

         The early extinguishment of the Senior Notes due in 2007 resulted in the following:

                                                                           UNAUDITED NINE       UNAUDITED NINE
                                                                            MONTHS ENDED         MONTHS ENDED
                                                                         SEPTEMBER 30, 2000   SEPTEMBER 30, 2001
                                                                         ------------------   ------------------
Discount on prepayment of Senior Notes................................                 --              142,818
Write-off of related unamortized debt issuance costs..................                 --             (105,683)
                                                                            -------------        -------------
Income................................................................                 --               37,135
                                                                            =============        =============


         The gain for the nine months ended September 30, 2001 has been recorded as an extraordinary item, net of tax of GRD 13,925 thousand.

         The indebtedness evidenced by the Senior Notes constitutes a general unsecured senior obligation of the Company and ranks pari passu in right of payment with all other senior indebtedness and senior in right of payment to all subordinated indebtedness of the Company. The indenture with respect to the Senior Notes contains certain covenants and restrictions that, among other things, limit the type and amount of additional indebtedness that may be incurred by the Company and impose certain limitations on investments, loans and advances, sales or transfers of assets, dividends and other payments, the ability of the Company to enter into sale-leaseback transactions, certain transactions with affiliates and certain mergers.

                                 ANTENNA TV S.A.

                        (TABLES IN THOUSANDS OF DRACHMAE,
                EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


9.       LONG-TERM DEBT

                                                                                                        UNAUDITED
                                                                                DECEMBER 31, 2001    SEPTEMBER 30, 2001
                                                                                -----------------    ------------------
Loan of GRD 333,333, due in annual installments of GRD 166,666, bearing interest at variable rates (6,8% for the nine months ended September 30, 2001) and due in 2003. Guarantee by the
  Company.............................................................                                   333,333

Loan of CHF 183, due in annual installments of GRD 6,960, bearing interest at variable rates (8,27% for the nine months ended September 30, 2001) and due in
  2010. Secured by the building of
  the Company's subsidiary Blues Hall EPE.............................                     --             39,109
                                                                                                         372,442
Less: current portion.................................................                     --           (168,370)
                                                                                   ----------         ----------
                                                                                           --            204,072
                                                                                   ==========         ==========


         Interest expenses for the nine months ended September 30, 2001 amounted to GRD 21,095 thousand. There was no interest expense for the nine months ended September 30, 2000 as there was no long term borrowings.


10.      FOREIGN EXCHANGE (LOSSES) GAINS

         Foreign exchange (losses) gains included in the consolidated statements of operations are analyzed as follows:

                                                UNAUDITED THREE MONTHS ENDED        UNAUDITED NINE MONTHS ENDED
                                               ------------------------------     ------------------------------
                                               SEPTEMBER 30,    SEPTEMBER 30,     SEPTEMBER 30,    SEPTEMBER 30,
                                                   2000              2001             2000              2001
                                               -------------    -------------     -------------    -------------
Unrealized foreign exchange (loss) gain
  on Senior Notes (US$)...................      (2,644,180)       2,540,998        (5,236,831)      (1,105,519)
Unrealized foreign exchange gain on cash
  receivables and payables denominated in
  foreign currencies (US$) and realized (losses)
  gains on transactions...................       1,135,823         (961,874)        2,107,777         (384,156)
                                                ----------       ----------        ----------       ----------
                                                (1,508,357)       1,579,124        (3,129,054)      (1,489,675)
                                                ==========       ==========        ==========       ==========


11.      OTHER INCOME (EXPENSE)

                                                UNAUDITED THREE MONTHS ENDED        UNAUDITED NINE MONTHS ENDED
                                               ------------------------------     ------------------------------
                                               SEPTEMBER 30,    SEPTEMBER 30,     SEPTEMBER 30,    SEPTEMBER 30,
                                                   2000              2001             2000              2001
                                               -------------    -------------     -------------    -------------
Start- up costs related to direct-to-home
  business................................              --               --          (373,350)              --
Other, net................................           7,811          (70,430)          (34,535)        (143,091)
                                                ----------       ----------        ----------       ----------
                                                     7,811          (70,430)         (407,885)        (143,091)
                                                ==========       ==========        ==========       ==========

                                 ANTENNA TV S.A.

                        (TABLES IN THOUSANDS OF DRACHMAE,
                EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


12.      SEGMENT INFORMATION

         The Company's reportable segments are Television, Radio, Pay Television, Journalism, Magazines and Internet Services. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Identifiable assets by segments are those assets that are used in the operation of that business. Sales are attributed to countries based on selling location.

         Nine months ended September 30, 2000:

                                                          UNAUDITED NINE MONTHS ENDED SEPTEMBER 30, 2000
                                                          ----------------------------------------------
                                                                    PAY                                 INTERSEGMENT    TOTAL
                                      TELEVISION     RADIO       TELEVISION   PUBLICATIONS   OTHER      ELIMINATION  CONSOLIDATED
                                      ----------     -----       ----------   ------------   -----      -----------  ------------
Advertising revenue................   24,452,482     1,476,246           --   1,659,210           --           --    27,587,938
Related party sales................    1,608,527        32,814           --      14,691           --     (590,809)    1,065,223
Publication revenue................           --            --           --   5,123,527           --           --     5,123,527
Other revenue......................      429,248        25,016      169,768     842,971      776,527           --     2,243,530
                                      ----------     ---------      -------  ----------      -------   -----------   ----------
Total revenues.....................   26,490,257     1,534,076      169,768   7,640,399      776,527     (590,809)   36,020,218
Depreciation and amortization......      515,843        35,233       26,962     338,425       24,756           --       941,219
Amortization of programming costs..    9,937,344            --           --          --           --           --     9,937,344
                                      ----------     ---------      -------  ----------      -------   -----------   ----------
Operating income...................    7,799,709       383,805      101,735     642,549      (87,303)     (83,658)    8,756,837
Equity in net income in
  unconsolidated affiliate.........           --            --           --          --           --        2,677         2,677
Related party commission income....       47,875            --           --          --           --           --        47,875
Interest expense, net..............   (1,659,826)      (64,328)      (4,488)   (447,049)       1,569       62,459    (2,111,663)
Foreign exchange losses, net.......   (2,865,504)      (80,351)    (184,208)        (43)          --        1,052    (3,129,054)
Other income, (expense), net.......     (434,451)       49,266           --     (22,661)         (39)          --      (407,885)
Minority interest in profit of
  consolidated subsidiaries, net...          --            --           --           --           --      (47,297)      (47,297)
Income (loss) before tax...........    2,889,952       288,392      (86,959)    126,025      (85,773)     (20,147)    3,111,490
Net income (loss)..................    2,321,885       552,593      (86,959)     48,680      (56,181)     (20,147)    2,759,871
                                      ----------     ---------      -------  ----------      -------  -----------    ----------
Segment assets
Total assets at September 30, 2000    98,491,085     2,617,074      449,145  13,519,406      635,729  (18,463,753)   97,248,686
                                      ==========     =========      =======  ==========      =======  ===========    ==========


                                 ANTENNA TV S.A.

                        (TABLES IN THOUSANDS OF DRACHMAE,
                EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


         Nine months ended September 30, 2001:

                                                          UNAUDITED NINE MONTHS ENDED SEPTEMBER 30, 2001
                                ----------------------------------------------------------------------------------------------------
                                                            PAY                                           INTERSEGMENT      TOTAL
                               TELEVISION     RADIO      TELEVISION  PUBLICATIONS  INTERNET    OTHER      ELIMINATION   CONSOLIDATED
                               ----------   ----------   ----------  ------------  --------    -----      -----------   ------------
Advertising revenue........     24,108,953   1,300,498           --   2,540,742           --          --           --    27,950,193
Related party sales........      1,373,320      41,754           --      47,076           --          --     (598,508)      863,642
Publication revenue........             --          --           --   5,044,965           --          --           --     5,044,965
Other revenue..............        871,996       5,000      151,346     817,805      182,796   1,889,983           --     3,918,926
                               -----------   ---------      -------  ----------    ---------   ---------  -----------   -----------
Total revenues.............     26,354,269   1,347,252      151,346   8,450,588      182,796   1,889,983     (598,508)   37,777,726
Depreciation and
  amortization.............        680,948      37,911       26,937   1,067,806      193,487      25,127      309,483     2,341,699
Amortization of
  programming costs........     10,302,248          --           --          --           --          --           --    10,302,248
                               -----------   ---------      -------  ----------    ---------   ---------  -----------   -----------
Operating income...........      4,790,381     188,580       87,068    (385,166)    (597,958)   (106,649)    (285,039)    3,691,217
Equity in net income in
  unconsolidated affiliate.             --          --           --          --           --          --           --            --
Related party commission
  income...................             --          --           --          --           --          --           --            --
Interest expense, net......     (3,891,985)    (28,273)      (7,456)   (432,473)        (226)     (3,252)      13,083    (4,350,582)
Foreign exchange losses,
  net......................     (1,447,950)    (37,016)      (4,553)       (156)          --          --           --    (1,489,675
Other income, (expense),
  net......................       (148,785)     16,872           --      (7,204)        (270      (3,704)          --      (143,091

Minority interest in
  profit of consolidated
  subsidiaries, net........             --          --           --          --           --          --      325,262       325,262
Income (loss) before tax...       (698,340)    140,163       75,058    (824,999)    (598,454)   (113,605)      53,307    (1,966,870)
Extraordinary gain on
  repurchase of Senior
  Notes (net of Income
  taxes of GRD 13,925).....         23,210          --           --          --           --          --           --        23,210
Cumulative effect of a
  change in accounting
  principal (net of income
  taxes of GRD 118.181)....       (196,969)         --           --          --           --          --           --      (196,969
                               -----------   ---------      -------  ----------    ---------   ---------  -----------   -----------
Net income (loss)..........       (459,476)     59,650       75,058    (662,775)    (598,454)    (80,723)      53,307    (1,613,413)
Segment assets
Total assets at
  September 30, 2001.......    132,725,266   2,155,592      367,076  15,721,312    1,067,636   2,331,782  (18,627,714)  135,740,950
                               ===========   =========      =======  ==========    =========   =========  ===========   ===========



GEOGRAPHIC AREAS

         Information about geographic areas is as follows:

                                                 UNAUDITED THREE MONTHS ENDED       UNAUDITED NINE MONTHS ENDED
                                                        SEPTEMBER 30,                      SEPTEMBER 30,
                                                 ----------------------------       ---------------------------
REVENUES:                                          2000              2001              2000             2001
                                                   ----              ----              ----             ----
Greece..................................         7,967,509        7,623,982         35,016,675       36,073,444
United States...........................           103,552          100,215            269,092          330,694
Australia...............................           102,704           75,069            169,768          151,346
Cyprus..................................            97,693          170,089            347,131          366,981
Bulgaria................................           217,552          267,781            217,552          855,261
                                                ----------       ----------         ----------       ----------
                                                 8,489,010        8,237,136         36,020,218       37,777,726
                                                ==========       ==========         ==========       ==========

Note:    Revenues are attributed to countries based on location of customer

                                 ANTENNA TV S.A.

                        (TABLES IN THOUSANDS OF DRACHMAE,
                EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


LONG LIVED ASSETS ARE ANALYZED AS FOLLOWS

                                                                           UNAUDITED
                                                    DECEMBER 31, 2000  SEPTEMBER 30, 2001
                                                    -----------------  ------------------
Domestic........................................         17,770,795         19,554,270
International...................................            631,932            567,362
                                                         ----------         ----------
Total...........................................         18,402,727         20,121,632
                                                         ==========         ==========


13.      SUBSEQUENT EVENTS

         In October 2001, Antenna TV S.A. completed the acquisition of a 5% interest in NetMed N.V. for cash consideration of USD 12,342,346. Prior to the completion date the cash consideration was paid into escrow in accordance with the relevant agreements, the payment was reflected as restricted cash as at 30 September 2001. In addition Antenna TV S.A. has the option to increase its stake to 15% over two years, at fair market value. Furthermore Antenna TV S.A. will become a primary pay television programme provider to the NetMed platform.

         The Company became a 100% shareholder in a newly established company Antenna Pay TV Ltd., which in turns owns 100% of Antenna Gold Ltd.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         YOU SHOULD READ THE FOLLOWING TOGETHER WITH OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES TO THOSE FINANCIAL STATEMENTS. WE MAINTAIN OUR ACCOUNTING RECORDS AND PUBLISH OUR STATUTORY FINANCIAL STATEMENTS FOLLOWING GREEK TAX AND CORPORATE REGULATIONS. CERTAIN ADJUSTMENTS HAVE BEEN MADE TO THESE RECORDS TO PREPARE THE CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION IN THIS QUARTERLY REPORT. YOU SHOULD READ THE INFORMATION UNDER "FORWARD-LOOKING STATEMENTS" FOR SPECIAL INFORMATION ABOUT OUR INTERPRETATION OF FORWARD-LOOKING INFORMATION.

GENERAL

         We derive a substantial portion of our revenue from the sale of advertising time. Total advertising revenue made up 74.0% of total net revenue in the nine months ended September 30, 2001. In 1999, we began reporting revenue from publishing due to our acquisition of our interest in Daphne Communications S.A. (or Daphne), which in the nine months ended September 30, 2001 represented 13.4% of total net revenue. Other revenue represented 10.4% of total net revenue in the nine months ended September 30, 2001.

         Our revenue fluctuates throughout the year, with television advertising revenue usually at its lowest level during the third fiscal quarter (14.7% of total net revenue in 2000), and usually at its highest level during the fourth fiscal quarter (30.3% of total net revenue in 2000). Due in large part to the overall decrease in advertising expenditures in the European and Greek market our advertising revenue was down 9.8% in the third quarter of 2001 relative to the third quarter of 2000. As a result of general market conditions and general uncertainty primarily related to the terrorist attacks of September 11, 2001 in the United States, we expect advertising revenue to be down in the fourth quarter of 2001 relative to the fourth quarter of 2000.

         In November 2000, Nova Television was awarded a 15-year nationwide license. In the second quarter of 2001, however, as a result of an action of a third party against the Bulgarian government, an administrative court in Bulgaria declared this license void because the Bulgarian government did not follow certain procedures when the license was issued. We continue to expect that either the Bulgarian government will reissue the license to Nova Television in compliance with appropriate procedures or that a new competition for this license will be undertaken and that Nova Television will participate in that competition. In the interim, Nova Television will continue to operate as a regional television station with downward adjustments in its cost structure.

REVENUE

ADVERTISING

         Television advertising is sold in time increments and is priced primarily on the basis of the program's popularity, as demonstrated by its ratings, within the demographic group that an advertiser desires to reach. In addition, advertising rates are affected by such factors as the number of advertisers competing for the available time and the availability of alternative advertising media.

         Substantially all of our television advertising revenue is generated from national advertising arrangements and contracts with local and international branches of advertising agencies, representing both multinational and national advertisers. Examples are:


MULTINATIONAL ADVERTISERS                     NATIONAL ADVERTISERS
o        Procter & Gamble                     o        The Hellenic Telecommunications Organization (OTE)
o        Unilever                             o        Stet Hellas, a Greek mobile telecommunications company
o        Estee Lauder (Group Sarantis)        o        Panafon/Vodafone, a Greek mobile telecommunications company
o        Coca-Cola Hellas                     o        Fage and Delta, Greek dairy companies
o        Colgate-Palmolive

         We currently use our own sales force to sell advertising time. Arrangements for advertising are reached during the first quarter of each year, at which time estimates of annual revenue are determined. Advertising time generally is reserved on a monthly basis, with a small proportion booked on a spot basis. Advertising revenue is recorded when the advertisement is aired. As is common in the industry, we provide certain advertising agencies with an incentive rebate of up to a maximum of 9.9% of the cost of the airtime purchased, as permitted by law. At the end of each year, the rebates are calculated and the advertising agencies which are entitled to a rebate then invoice us for an airtime credit for the following year that reflects the rebate. These rebates are estimated and accrued on a quarterly basis as the related revenues are earned. Revenue is recorded net of the rebates. While most advertising arrangements tend to be reviewed on an annual basis, and typically are renewed, we seek to develop and maintain long-term relationships with the agencies and advertisers.

         While we sell a significant portion of our available television advertising time, we do not sell all of it. We use a variety of means to utilize unsold advertising time in all time periods (commonly referred to as "dead time") to improve our operating results and cash flows. These other sources are audiotext and infomercials. We derive revenue from our majority-owned subsidiary, Audiotex, which generates audiotext revenue, and from Epikinonia Ltd, which produces infomercials and pays us for production and technical support.

PROGRAMMING

         We also derive revenue from royalties received from syndicating our own programming. These programming sales are made to a variety of users, including a television network in Cyprus operated by Antenna TV Ltd. (Cyprus) (or Antenna Cyprus) and broadcasters targeting Greek-speaking viewers in the United States, Canada and Australia. Sales of programming to Greek-speaking viewers are made in the United States and Canada through an affiliated entity, Antenna Satellite TV
(USA) Inc. (or Antenna Satellite), and in Australia through our wholly-owned subsidiary, Pacific Broadcast. Revenue derived from Antenna Satellite, Antenna Cyprus and Pacific Broadcast represented revenue from sources outside Greece. See note 12 to our consolidated financial statements. In addition, we sell selected news footage to other news broadcasters around the world.

PUBLISHING AND OTHER REVENUE

         Since acquiring Daphne in October 1999, we have derived circulation and advertising revenue from the publication of a wide variety of Greek magazines. These magazines cover subject matter ranging from style and fashion to parenting, from politics to astrology and from entertainment to shipping and defense. We also derive revenue from the printing of books, magazines, pamphlets and other publications for third parties.

COSTS AND EXPENSES

         Cost of sales includes the costs of acquiring foreign programming and Greek features, together with the cost of gathering, producing and broadcasting news. Since the acquisition of Daphne, cost of sales also includes publication costs. Selling, general and administrative expenses (or SG&A) includes payroll costs and sales, marketing and promotion costs, broadcast license fees and other operating and administrative expenses.

         Programming costs generally either are expensed as cost of sales in the year incurred or capitalized and amortized over a period of three to four years. Programs that are expensed in the current period include news programs and a portion of acquired programming, principally Greek features. For such programming, substantially all of the value is realized upon the initial broadcast, either because of the topical nature of the programming or, in the case of acquired programming, contractual limitations on subsequent broadcasts. Acquired foreign programs, which have contracts limiting our broadcasts to a specific number during their term (usually two broadcasts during a two- or three-year period), are expensed in equal portions each time the program is broadcast. The costs of other programming, such as series, soap operas, shows, and made-for-television movies, where substantial value can be realized through multiple broadcasts or syndication, are capitalized as an asset and amortized, unless we determine during the current period that a program is unlikely to generate revenue in future periods, in which case the associated costs are expensed in the current period.

         We follow SOP 00-2 which established new accounting standards for producers and distributors of films, including changes in revenue recognition and accounting for advertising, development and overhead costs. It requires advertising costs for television products to be expensed as incurred, certain indirect overhead costs to be charged directly to expense instead of being capitalized to film costs, and all film costs to be classified on the balance sheet as noncurrent assets. Under SOP 00-2 estimated total production costs or accrued expenses for an individual program or series are amortized in the same ratio that current period actual revenue bears to estimated remaining unrecognized ultimate revenue as of the beginning of the current fiscal year. Amortization of capitalized film (program) costs generated and accrual (expensing) of participation costs commences when a film (program) is released and it begins to recognize revenue from that film (program). Ultimate revenue includes estimates of revenue expected to be generated from the exploitation, exhibition and sale of a film (program) over a period not exceeding ten years from the date of delivery of the first episode or, if still in production, five years from the date of delivery of the most recent episode. Estimates of future revenues are reviewed periodically and could be revised. To the extent such estimates are revised the amortization of programming costs is adjusted accordingly. Such adjustments could have a material adverse effect on our financial condition and results of operation. We adopted this standard in the first quarter of 2001 and we recorded a one-time after tax charge for the initial adoption of the standard of GRD 197 million ($0.5 million). This charge has been recorded as a cumulative effect of a change in accounting principle in the consolidated statement of operations for the nine months ended September 30, 2001.

         An important component of our strategy for maximizing operating performance and long-term profitability is to continue making investments in programming to build up our own programming library. This strategy has been implemented over the past few years by significantly increasing our programming expenditures. We retain all rights to the programming in our library and believe that these rights may represent values in excess of net book value. This value is demonstrated by the advertising revenue generated from rebroadcasting programming produced in prior years and from programming syndicated to other networks, including programming for which the production costs have been fully amortized. In certain cases, advertising revenue has exceeded the advertising revenue generated from the initial broadcast. We expect to continue to expand our programming library and to exploit the library through the airing of reruns and the distribution and syndication of broadcast rights to third parties. Programming from the library is broadcast to Greeks abroad through third parties and in the future will also be broadcast directly. Management will continue to evaluate the total estimated revenues as new markets are entered and revenues are realized.

RESULTS OF OPERATIONS

         THREE MONTHS ENDED SEPTEMBER 30, 2001 (UNAUDITED)
         COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 2000 (UNAUDITED)

         REVENUES. Total net revenue decreased GRD 252 million ($0.7 million), or 3.0%, from GRD 8,489 million ($22.7 million) in the three months ended September 30, 2000 to GRD 8,237 million ($22.0 million) in the three months ended September 30, 2001. This decrease was attributable primarily to a decrease of GRD 518 million ($1.4 million) of revenue from Daphne (primarily representing publication revenue), and to a lesser extent, a decrease of GRD 221 million ($0.6 million) of revenue from Antenna TV's operations and a decrease of GRD 139 million ($0.4 million) of revenue from Antenna Radio, partially offset by an increase of GRD 238 million ($0.6 million) of revenue from Audiotex (primarily representing telephone services revenue), the addition of GRD 183 million ($0.5 million) of revenue from Antenna Internet and the addition of GRD 141 million (0.4 million) of revenue from Heaven Music.

         Advertising revenue, which comprised 63.9% of total net revenues for the three months ended September 30, 2001, decreased GRD 571 million ($1.5 million), or 9.8%, from GRD 5,833 million ($15.5 million) in the three months ended September 30, 2000 to GRD 5,262 million ($14.0 million) in the three months ended September 30, 2001. This decrease principally reflected a decrease of advertising revenue of GRD 368 million ($1.0 million) from Antenna TV's operations, primarily as a result of general market conditions and general uncertainty primarily related to the terrorist attacks of September 11, 2001 in the United States. The total decrease in advertising revenue also reflected a decrease of GRD 140 million ($0.4 million) of advertising revenue from Antenna FM and a decrease of GRD 105 million ($0.3 million) of advertising revenue from Daphne.

         Related party revenue decreased GRD 81 million ($0.2 million), or 21.6%, from GRD 376 million ($1.0 million) in the three months ended September 30, 2000 to GRD 295 million ($0.8 million) in the three months ended September 30, 2001.

         Publication revenue decreased GRD 246 million ($0.7 million), or 17.4%, from GRD 1,412 ($3.8 million) in the three months ended September 30, 2000 to GRD 1,166 million ($3.1 million) in the three months ended September 30, 2001, reflecting suspension of the publication of two magazine titles and as a result of general market conditions and general uncertainty primarily related to the terrorist attacks of September 11, 2001 in the United States.

         Other revenue, representing revenue from program sales, Visa(R) card fees and commissions, and revenue from the provision of technical services and infomercials, increased GRD 646 million ($1.7 million), or 74.4%, from GRD 868 million ($2.3 million) in the three months ended September 30, 2000 to GRD 1,514 million ($4.0 million) in the three months ended September 30, 2001. This increase was principally the result of an increase of GRD 238 million ($0.6 million) of other revenue from Audiotex, an increase of GRD 236 million ($0.6 million) of other revenue from Antenna TV due to our agreement relating to the airing of BIG BROTHER, the addition of GRD 183 million ($0.5 million) of other revenue from Antenna Internet and the addition of GRD 141 ($0.4 million) of other revenue from Heaven Music, partially offset by a decrease of GRD 170 million ($0.5 million) of other revenue from Daphne.

         COST OF SALES. Cost of sales increased GRD 1,320 million ($3.5 million), or 35.0%, from GRD 3,732 million ($10.0 million) in the three months ended September 30, 2000 to GRD 5,052 million ($13.5 million) in the three months ended September 30, 2001. This increase was attributable primarily to an increase of GRD 402 million ($1.1 million) of cost of sales from Antenna TV, primarily relating to the cost of the rights relating to the airing of BIG BROTHER, and, to a lesser extent, the addition of GRD 311 million ($0.8 million) of cost of sales from Nova Television, the addition of GRD 277 million ($0.7 million) of cost of sales from Antenna Internet, the addition of GRD 165 million ($0.4 million) of cost of sales from Audiotex and the addition of GRD 136 million ($0.4 million) of cost of sales from Heaven Music.

         SG&A. Selling, general and administrative expenses (or SG&A) increased GRD 1,040 million ($2.8 million), or 67.6%, from GRD 1,539 million ($4.1 million) in the three months ended September 30, 2000 to GRD 2,579 million ($6.9 million) in the three months ended September 30, 2001. This increase was primarily due to an increase of SG&A expense of GRD 495 million ($1.3 million), or 46.5%, from Antenna TV, resulting from the loss of a legal claim relating to advertisers contributions, and an increase of SG&A of GRD 327 million ($0.9 million) from Daphne.

         AMORTIZATION. Amortization of programming costs increased GRD 355 million ($0.9 million), or 11.0%, from GRD 3,220 million ($8.6 million) in the three months ended September 30, 2000 to GRD 3,575 million ($9.5 million) in the three months ended September 30, 2001 due principally to the fact that we expensed certain programs for which we do not expect to generate revenues in the future.

         DEPRECIATION. Depreciation increased GRD 662 million ($1.8 million) from GRD 333 million ($0.9 million) in the three months ended September 30, 2000 to GRD 995 million ($2.7 million) in the three months ended September 30, 2001, of which GRD 320 million ($0.9 million) of this increase was attributable to an increase of depreciation from Daphne, GRD 179 million ($0.5 million) was attributable to the addition of depreciation from Antenna Internet and GRD 52 million ($0.1 million) was attributable to an increase of depreciation from Antenna TV.

         OPERATING INCOME. Operating income decreased GRD 3,629 million ($9.7 million) from a loss of GRD 334 million ($0.9 million) in the three months ended September 30, 2000 to a loss of GRD 3,963 million ($10.6 million) in the three months ended September 30, 2001, principally reflecting an increase in cost of sales and SG&A expense during the period resulting in operating losses from Antenna TV of GRD 1,526 million ($4.1 million), operating losses from Daphne of GRD 1,139 million ($3.0 million), operating losses from Nova Television of GRD 430 million ($1.1 million) and operating losses from Antenna Internet of GRD 288 million ($0.8 million).

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                                                                              28

         INTEREST EXPENSE, NET. Interest expense, net increased GRD 839 million ($2.2 million), or 70.6%, from GRD 1,188 million ($3.2 million) in the three months ended September 30, 2000 to GRD 2,027 million ($5.4 million) in the three months ended September 30, 2001, reflecting an increase in interest expense of Antenna TV of GRD 1,116 million ($3.0 million), due the interest expense and the amortization of issuance costs resulting from our new senior notes due 2008, partially offset by an increase in interest income during the period due to higher cash balances of GRD 264 million ($0.7 million) from Antenna TV.

         FOREIGN EXCHANGE. Foreign exchange losses decreased GRD 3,087 million ($8.2 million) from a loss of GRD 1,508 million ($4.0 million) to a gain of GRD 1,579 million ($4.2 million), primarily reflecting the strengthening of the Euro against the U.S. dollar and the lower U.S. dollar denominated debt as a result of the partial repurchase of certain of our U.S. dollar denominated senior notes due 2007.

         OTHER INCOME. Other income decreased GRD 78 million ($0.2 million) from GRD 8 million ($0.02 million) in the three months ended September 30, 2000 to a loss of GRD 70 million ($0.18 million) in the three months ended September 30, 2001. The decrease was attributable principally to the decrease of GRD 49 million ($0.1 million) of other income from Antenna Radio and, to a lesser extent, to the decrease of GRD 24 million ($0.1 million) of other income from Antenna TV.

         MINORITY INTEREST. Minority interest increased GRD 407 million ($1.1 million) from a loss of GRD 52 million ($0.1 million) to gain of GRD 355 million ($0.9 million) due to the net loss incurred by Daphne.

         BENEFIT FOR INCOME TAXES. Benefit for income taxes decreased GRD 630 million ($1.7 million) from GRD 2,095 million ($5.6 million) in the three months ended September 30, 2000 to GRD 1,466 million ($3.9 million) in the three months ended September 30, 2001, principally as a result of a change in valuation allowance taken on deferred tax assets principally resulting from the losses of Antenna Internet, Nova Television and Heaven Music which are not expected to reverse prior to expiration. The decrease in benefit for income taxes was partially attributable to the addition of GRD 747 million ($2.0 million) of provision for income taxes for Antenna TV and the addition of GRD 339 million ($0.9 million) of provision for income taxes for Antenna Radio, partially offset by benefit for income taxes of GRD 432 million ($1.2 million) for Daphne.

         NET LOSS. Net loss increased GRD 1,765 million ($4.7 million) from a loss of GRD 875 million ($2.3 million) in the three months ended September 30, 2000 to a loss of GRD 2,640 million ($7.0 million) in the three months ended September 30, 2001. The increase was principally attributable to an operating loss from Antenna TV, Daphne, Antenna Internet, Antenna Radio and Nova Television, an increase in interest expense and a decrease in benefit for income taxes, partially offset by a decrease in foreign exchange losses and the effect of minority interests.

         NINE MONTHS ENDED SEPTEMBER 30, 2001 (UNAUDITED)
         COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2000 (UNAUDITED)

         REVENUES. Total net revenue increased GRD 1,758 million ($4.7 million), or 4.9%, from GRD 36,020 million ($96.2 million) in the nine months ended September 30, 2000 to GRD 37,778 million ($100.9 million) in the nine months ended September 30, 2001. This increase was attributable primarily to an increase of GRD 780 million ($2.1 million) of revenue from Daphne, an increase of GRD 657 million ($1.8 million) of revenue from Audiotex, an

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                                                                              29

increase of GRD 638 million ($1.7 million) of revenue from Nova Television, and to a lesser extent, the addition of GRD 332 million ($0.9 million) of revenue from Blues Hall, the addition of GRD 183 million ($0.5 million) from Antenna Internet and the addition of GRD 141 million ($0.4 million) from Heaven Music, partially offset by a decrease of GRD 751 million ($2.0 million) of revenue from Antenna TV's operations.

         Advertising revenue, which comprised 74.0% of total net revenues for the nine months ended September 30, 2001, increased GRD 362 million ($0.9 million), or 1.3%, from GRD 27,588 million ($73.7 million) in the nine months ended September 30, 2000 to GRD 27,950 million ($74.6 million) in the nine months ended September 30, 2001. This increase principally reflected an increase in advertising revenue of GRD 882 million ($2.4 million) from Daphne and an increase of GRD 627 million ($1.7 million) of advertising revenue from Nova Television, partially offset by a decrease in Antenna TV advertising revenue of GRD 971 million ($2.6 million) and a decrease in Antenna Radio advertising revenue of GRD 176 million ($0.5 million), primarily as a result of general market conditions and general uncertainty primarily related to the terrorist attacks of September 11, 2001 in the United States.

         Related party revenue decreased GRD 201 million ($0.5 million), or 18.9%, from GRD 1,065 million ($2.8 million) in the nine months ended September 30, 2000 to GRD 864 million ($2.3 million) in the nine months ended September 30, 2001, principally reflecting a decrease of revenue from Epikinonia.

         Publication revenue decreased GRD 79 million ($0.2 million), or 1.5%, from GRD 5,124 ($13.7 million) in the nine months ended September 30, 2000 to GRD 5,045 million ($13.5 million) in the nine months ended September 30, 2001, reflecting suspension of the publication of two magazine titles and as a result of general market conditions and general uncertainty primarily related to the terrorist attacks of September 11, 2001 in the United States.

         Other revenue, representing revenue from program sales, Visa(R) card fees and commissions, and revenue from the provision of technical services and infomercials, increased GRD 1,675 million ($4.5 million) from GRD 2,244 million ($6.0 million) in the nine months ended September 30, 2000 to GRD 3,919 million ($10.5 million) in the nine months ended September 30, 2001, principally as a result of an increase of GRD 657 million ($1.8 million) of other revenue from Audiotex which was accounted for using the equity method prior to February 7, 2000, GRD 432 million ($1.2 million) of other revenue from Antenna TV, due to our agreement relating to the airing of BIG BROTHER, the addition of GRD 332 million ($0.9 million) of other revenue from Blues Hall, the addition of GRD 183 million ($0.5 million) of other revenue from Antenna Internet and the addition of GRD 141 million ($0.4 million) of other revenue from Heaven Music.

         COST OF SALES. Cost of sales increased GRD 3,431 million ($9.2 million), or 30%, from GRD 11,288 ($30.1 million) in the nine months ended September 30, 2000 to GRD 14,719 million ($39.3 million) in the nine months ended September 30, 2001. This increase was attributable primarily to an increase of GRD 1,085 million ($2.9 million) of cost of sales from Nova Television, an increase of GRD 714 million ($1.9 million) in cost of sales from Daphne, an increase of GRD 485 million ($1.3 million) from cost of sales from Antenna TV, primarily relating to the cost of the rights relating to the airing of BIG BROTHER, the addition of GRD 465 million ($1.2 million) of cost of sales from Antenna Internet, the addition GRD 361 million ($1.0 million) of cost of sales from Blues Hall and the addition of GRD 136 million ($0.4 million) of cost of sales from Heaven Music.

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                                                                              30

         SG&A. Selling, general and administrative expenses increased GRD 1,627 million ($4.3 million), or 31.9%, from GRD 5,097 million ($13.6 million) in the nine months ended September 30, 2000 to GRD 6,724 million ($17.9 million) in the nine months ended September 30, 2001. This increase was attributable principally to an increase of SG&A of GRD 572 million ($1.5 million) from Antenna TV, resulting from the loss of a legal claim relating to advertisers contributions, an increase of SG&A of GRD 449 million ($1.2 million) from Daphne and, to a lesser extent, the addition of SG&A of GRD 238 million ($0.6 million) from Nova Television, an increase of SG&A of GRD 119 million ($0.3 million) from Antenna Internet and an increase of SG&A of GRD 115 million ($0.3 million) from Audiotex.

         AMORTIZATION. Amortization of programming costs increased GRD 365 million ($1.0 million), or 3.7%, from GRD 9,937 million ($26.5 million) in the nine months ended September 30, 2000 to GRD 10,302 million ($27.5 million) in the nine months ended September 30, 2001 due principally to the fact that we expensed certain programs for which we do not expect to generate revenue in the future.

         DEPRECIATION. Depreciation increased GRD 1,400 million ($3.7 million) from GRD 941 million ($2.5 million) in the nine months ended September 30, 2000 to GRD 2,342 million ($6.2 million) in the nine months ended September 30, 2001, of which GRD 759 million ($2.0 million) was attributable to an increase of depreciation from Daphne, GRD 249 million ($0.7 million) was attributable to the addition of depreciation from Nova Television and GRD 193 million ($0.5 million) attributable to the addition of depreciation for Antenna Internet and to a lesser extent an increase of depreciation by GRD 120 million ($0.3 million) from Antenna TV. The increase is due to higher purchases of fixed assets and goodwill amortization relating to the acquisition of Nova Television which was not part of our group until August 2000.

         OPERATING INCOME. Operating income decreased GRD 5,066 million ($13.5 million), or 57.8%, from GRD 8,757 million ($23.4 million) in the nine months ended September 30, 2000 to 3,691 million ($9.9 million) in the nine months ended September 30, 2001, principally reflecting an increase in cost of sales and SG&A expense during the period resulting in operating losses from Antenna TV of GRD 2,293 million ($6.1 million), operating losses from Daphne of GRD 1,142 million ($3.1 million), operating losses from Nova Television of GRD 935 million ($2.5 million) and operating losses from Antenna Internet of GRD 595 million ($1.6 million).

         INTEREST EXPENSE, NET. Interest expense, net increased GRD 2,239 million ($6.0 million), or 106.0%, from GRD 2,112 million ($5.6 million) in the nine months ended September 30, 2000 to GRD 4,351 million ($11.6 million) in the nine months ended September 30, 2001, reflecting a decrease in interest income of GRD 868 million ($2.3 million) due to lower cash balances during the nine months ended September 2001 and an increase in interest expense of Antenna TV of GRD 1,392 million ($3.7 million) resulting from our new senior notes due 2008.

         FOREIGN EXCHANGE. Foreign exchange losses decreased GRD 1,639 million ($4.4 million) from GRD 3,129 million ($8.4 million) to GRD 1,490 million ($4.0 million), primarily reflecting the strengthening of the Euro against the U.S. dollar and the lower U.S. dollar denominated debt as a result of the partial repurchase of certain of our existing U.S. dollar denominated senior notes due 2008.

         OTHER (EXPENSE) INCOME, NET. Other income increased GRD 265 million ($0.7 million), or 64.9%, from a loss of GRD 408 million ($1.1 million) in the nine months ended September 30, 2000 to a loss of GRD 143 million ($0.4 million) in the nine months ended September 30, 2001. The increase was attributable principally to the increase of GRD 289 million ($0.8 million) of

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                                                                              31

other income from Antenna TV and, to a lesser extent, to the increase of GRD 15 million ($0.04 million) of other income from Daphne, partially offset by the decrease of other income from Antenna Radio.

         MINORITY INTERESTS. Minority interest increased GRD 372 million ($1.0 million) from a loss of GRD 47 million ($0.1 million) in the nine months ended September 30, 2000 to revenue of GRD 325 million ($0.9 million) due to the net losses incurred by Daphne.

         PROVISION FOR INCOME TAXES. Provision for income taxes decreased GRD 984 million ($2.6 million) from a provision of GRD 457 million ($1.2 million) in the nine months ended September 30, 2000 to a benefit of GRD 527 million ($1.4 million) in the nine months ended September 30, 2001, principally as a result of the losses before taxes, the reduction in the Greek corporate tax rate from 40% to 37.5% which resulted in a tax benefit of GRD 246 million ($0.7 million), partially offset by a valuation allowance of GRD 488 million ($1.3 million) taken on deferred tax assets resulting from the losses of Antenna Internet, Nova Television and Heaven Music which are not expected to reverse before expiration.

         CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE. As a result of the adoption of SOP 00-2, an one-time after tax charge of GRD 197 million ($0.5 million) representing a change in accounting policy was recorded.

         NET INCOME. Net income decreased GRD 4,373 million ($11.7 million) from GRD 2,760 million ($7.4 million) in the nine months ended September 30, 2000 to a net loss of GRD 1,613 million ($4.3 million) in the nine months ended September 30, 2001. The decrease was principally attributable to an operating loss from Antenna TV, Daphne, Nova Television, Antenna Internet and Antenna Radio, an increase in interest expense and the one-time charge resulting from the adoption of SOP 00-2, partially offset by the decrease in foreign exchange losses, the effect of minority interests and the tax benefit.

LIQUIDITY AND CAPITAL RESOURCES

         We have historically funded our operations, expenditures for programming, working capital requirements and capital expenditures principally through a combination of equity contributions, indebtedness and cash flow from operations.

         As of September 30, 2001, we had approximately GRD 82,658 million ($220.7 million) of total long-term debt which consists principally of our new and existing notes, long-term obligations under capital leases and GRD 37 million ($0.1 million) of long-term debt (including the current portion thereof) which was assumed as part of the acquisition of Blues Hall EPE. In addition, short-term borrowing of Daphne amounting to GRD 333 million ($0.9 million) was converted to long-term debt.

         As of September 30, 2001, we had approximately GRD 8,112 million ($21.7 million) of bank overdrafts and short-term borrowings. Bank overdrafts and short-term borrowings also included GRD 697 million ($1.9 million) of debt under a revolving facility assumed as part of the acquisition of Antenna Radio, and GRD 5,558 million ($14.8 million) of revolving debt of Daphne, both of which are due in March 2002. We have unused bank lines at September 30, 2001 of GRD 12.1 billion ($32.3 million), of which Antenna TV has unused bank lines at September 30, 2001 of GRD 7.7 billion ($ 20.6 million).

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                                                                              32

         Our principal use of funds are payments for programming (which includes cash expenditures for programming aired during the period plus cash expenditures for programming to be aired in the future), which expenditures totaled GRD 13,306 million ($35.5 million) in the nine months ended September 30, 2000 and GRD 12,110 million ($32.3 million) in the nine months ended September 30, 2001.

         OPERATING ACTIVITIES. Net cash used by operating activities was GRD 12,414 million ($33.1 million) in the nine months ended September 30, 2000 compared to GRD 9,964 million ($26.6 million) in the nine months ended September 30, 2001 mainly due to the decrease in prepaid and license programming expenditures and of the working capital improvements.

         INVESTING ACTIVITIES. Net cash used in investing activities was GRD 6,291 million ($16.8 million) in the nine months ended September 30, 2000 reflecting the cost of the right to acquire a controlling interest in Makedonia TV and the acquisition of three media companies in Bulgaria (Nova TV, Express Radio and Multimex) and increased purchases of fixed assets such as technical, office equipment and an office building in Salonica and GRD 2,272 million ($6.1 million) in the nine months ended September 30, 2001 reflecting the purchase of fixed assets (digital network, trucks and computer and Internet equipment) and fee acquisition of an interest in Blues Hall and new printing equipment under capital lease.

         FINANCING ACTIVITIES. Net cash provided by financing activities was GRD 3,290 million ($8.8 million) in the nine months ended September 30, 2000 compared to GRD 37,003 million ($98.8 million) in the nine months ended September 30, 2001. The increase in funds from financing activities principally reflected the issuance of Euro 150,000,000 of our 9 3/4 senior notes due 2008, and, to a lesser extent, an increase in bank overdrafts and short term borrowings, partially offset by the partial repurchase of certain of our U.S. dollar denominated senior notes and the payment into escrow relating to our acquisition (in October 2001) of a 5% interest in NetMed N.V.

         DISTRIBUTABLE RESERVES. We had distributable reserves in our Greek statutory accounts of approximately GRD 594 million ($1.6 million) as of September 30, 2001.

         OTHER LONG-TERM LIABILITY. We have an outstanding liability to the Pension Fund for Athens and Thessaloniki Newspaper Employees for advertiser contributions. The amount is payable in monthly installments until April 2002. An installment of approximately GRD 752 million ($2.0 million) was paid during the nine month period ended September 30, 2001. The outstanding liability has been reclassified as accrued expenses and other current liabilities.

INFLATION

         Although the Greek economy has long been subject to both high levels of inflation and the effects of the Greek government's measures to curb inflation such as high real interest rates, we do not believe inflation has had a material effect on our business for the periods presented. Greece experienced average annual rates of inflation of 8.9% during 1995, 8.2% during 1996, 5.6% during 1997, 48% during 1998, 2.6% during 1999 and 3.2% during 2000.

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                                                                              33

RECENT ACCOUNTING PRONOUNCEMENTS

ACCOUNTING FOR FILM PRODUCERS

         The AICPA issued Statement of Position 00-2, "Accounting by Producers or Distributors of Films", (or SOP 00-2) in June 2000, effective for fiscal years beginning after December 15, 2000, with earlier application encouraged. SOP 00-2 establishes new accounting standards for producers and distributors of films, including changes in revenue recognition and accounting for advertising, development and overhead costs. It requires advertising costs for television products to be expensed as incurred, certain indirect overhead costs to be charged directly to expense instead of being capitalized to film costs, and all film costs to be classified on the balance sheet as non-current assets. For the nine months ended September 30, 2001, we recorded a one-time after tax charge for the initial adoption of the standard of GRD 197 million ($ 0.5 million) which has been recorded as a cumulative effect of change in accounting principle.

BUSINESS COMBINATIONS AND GOODWILL AND OTHER INTANGIBLE ASSETS

         In July 2001, the FASB issued Statement No. 141, BUSINESS COMBINATIONS, and Statement No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS. Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. Statement 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. Statement 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement 142. Statement 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF. Statement 141 is effective immediately, except with regard to business combinations initiated prior to July 1, 2001, which it expects to account for using the pooling-of-interests method and Statement 142 is effective January 1, 2002. Furthermore, any goodwill and any intangible asset determined to have an indefinite useful life that are acquired in a purchase business combination completed after June 30, 2001 will not be amortized, but will continue to be evaluated for impairment in accordance with the appropriate pre-Statement 142 accounting literature. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 will continue to be amortized prior to the adoption of Statement 142.

         Statement 141 will require upon adoption of Statement 142, that the Company evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and to make any necessary reclassifications in order to conform with the new criteria in Statement 141 for recognition apart from goodwill. Upon adoption of Statement 142, the Company will be required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments by the end of the first interim period after adoption. In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of Statement 142 within the first interim period. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

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                                                                              34

         In connection with the transitional goodwill impairment evaluation, Statement 142 will require the Company to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this the Company must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. The Company will then have up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the Company must perform the second step of the transitional impairment test. In the second step, the Company must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with Statement 141, to its carrying amount, both of which would be measured as of the date of adoption. This second step is required to be completed as soon as possible, but no later than the end of the year of adoption. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Company's statement of earnings. The Company has not yet determined the impact that these statements will have on the consolidated financial statements.

ASSET IMPAIRMENT AND DISPOSAL ISSUES

         In August 2001, THE FASB ISSUED STATEMENT NO 143 ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS, effective for fiscal years beginning after June 15, 2002. Initial application of this statement shall be as at the beginning of an entity's fiscal year. This statement applies to legal obligations associated with other-than-temporary removal of a tangible long-lived asset from services. This Statement does not apply to obligations that arise solely from a plan to dispose of a long-lived asset as that phrase used in PARAGRAPH 15 OF FASB STATEMENT 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF.

         Upon initial application of this Statement, an entity shall recognize the following items in its statement of financial position: (a) a liability for any existing asset retirement obligations adjusted for cumulative accretion to the date of adoption of this Statement, (b) an asset retirement cost capitalized as an increase to the carrying amount of the associated long-lived asset, and
(c) accumulated depreciation on that capitalized cost. Amounts resulting from initial application of this Statement shall be measured using current (that is, as of the date of adoption of this Statement) information, current assumptions, and current interest rates. The amount recognized as an asset retirement cost shall be measured as of the date the asset retirement obligation was incurred. Cumulative accretion and accumulated depreciation shall be measured for the time period from the date the liability would have been recognized had the provisions of this Statement been in effect to the date of adoption of this Statement.

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                                                                              35

         An entity shall recognize the cumulative effect of initially applying this Statement as a change in accounting principle. The Company has not yet determined the impact that this statement may have on the consolidated financial statements.

ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS

         In September 2001, FASB issued Statement No 144, ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS, that replaces FASB Statement No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS TO BE DISPOSED OF. The primary objectives were to develop one accounting model, based on the framework established in Statement 121, for long-lived assets to be disposed of by sale and to address significant implementation issues.

         The accounting model for long-lived assets to be disposed of by sale applies to all long-lived assets, including discontinued operations, and replaces the provisions of APB Opinion No. 30, REPORTING RESULTS OF OPERATIONS - REPORTING THE EFFECTS OF DISPOSAL OF A SEGMENT OF A BUSINESS, for the disposal of segments of a business. Statement 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred.

         Statement 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The new reporting requirements for discontinued operations will allow an entity to more clearly communicate in the financial statements a change in its business that results from a decision to dispose of operations and, thus, provide users with information needed to better focus on the ongoing activities of the entity.

         The provisions of Statement 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001, and, generally, are to be applied prospectively. The Company has not yet determined the impact that this statement may have on the consolidated financial statements.

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                                                                              36

ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

FOREIGN EXCHANGE RISK MANAGEMENT

         Our functional currency is the drachma, but certain of our revenue, operating costs and expenses are denominated in foreign currencies. Transactions involving other currencies are converted into drachmae using the exchange rates in effect at the time of the transactions. Assets and liabilities denominated in other currencies are stated at the drachma equivalent using exchange rates in effect at period-end. Non-drachma denominated revenue, principally from licensing and distribution of programming outside Greece, accounted for GRD 1,704 million ($4.6 million) or 4.5% of total net revenue in the nine month period ended September 30, 2001 and GRD 1,004 million ($2.7 million), or 2.8%, of total net revenue in the nine month period ended September 30, 2000. Our non-drachma denominated operating costs, principally foreign-produced programming invoiced in U.S. dollars, accounted for 4.8% of total net revenue in the nine month period ended September 30, 2001. Non-drachma denominated indebtedness (primarily U.S. dollars) totaled GRD 31,177 million ($83.2 million) at the nine month period ended September 30, 2001. Gains and losses resulting from exchange rate fluctuations are reflected in the statements of operations.

         Historically, advertising in most forms of media has been correlated to general economic conditions. Since substantially all of our operations are conducted in Greece, our operating results will depend to a certain extent on the prevailing economic conditions in Greece. In addition, a significant proportion of our revenue is in drachmae. We expect to increase modestly the level of non-drachma denominated revenue as result of our strategy of increasing our sales of programming to Greek-speaking audiences residing outside Greece and to other markets.

         We hedge elements of our currency exposure through use of derivative instruments such as forward exchange agreements and currency options, though we might also consider interest rate swaps. We are currently evaluating alternatives for future hedging opportunities. Derivatives involve, to varying degrees, market exposure and credit risk. Market exposure means that changes in interest rates or currency exchange rates cause the value of financial instruments to decrease or increase or its obligations to be more or less costly to settle. When used for risk management purposes, any gains or losses on the derivatives will offset losses or gains on the asset, liability or transaction being hedged. We have experienced net foreign exchange losses in the past, and we could experience them in the future if foreign exchange rates shift in excess of the risk covered by hedging arrangements. Credit risk will arise if a counterparty fails to perform its obligations. We intend to minimize credit risk by entering into contracts only with highly credit rated counterparties and through internal limits and monitoring procedures.

         We record financial instruments to which we are a party in the balance sheet at fair value.

         The table(s) below present(s) the principal, cash flows and related weighted average interest rates by expected maturity date of our indebtedness that may be sensitive to foreign currency exchange rate fluctuations.

                                                                              SEPTEMBER 30, 2001
                                                                              ------------------
FINANCIAL INSTRUMENT                                              MATURITY (2007)              FAIR VALUE
--------------------                                              ---------------              ----------
                                                              (GRD)        ($)          (GRD)        ($)
                                                                                (in millions)
Existing notes ($81.3 million).......................           30,441      81.3        27,396         73.15
Average interest rate................................             9.12%                           --

         The average interest rate represents the stated interest rate of 9% plus amortization of deferred issuance costs.

                                                                              SEPTEMBER 30, 2001
                                                                              ------------------
FINANCIAL INSTRUMENT                                              MATURITY (2008)              FAIR VALUE
--------------------                                              ---------------              ----------
                                                              (GRD)        ($)          (GRD)        ($)
                                                                                (in millions)
New notes (Euro 150 million).........................           51,113     136.5        43,190        115.3
Average interest rate................................            11.28%                           --

         The average interest rate represents the stated interest rate of 9.75% plus amortization of deferred issuance costs.

INTEREST RATE RISK MANAGEMENT

         We manage interest rate risk by financing non-current assets and a portion of current assets with equity, long-term liabilities and long-term debt with fixed interest rates.

         The table(s) below present(s) the principal, cash flows and related weighted average interest rates by expected maturity date of our indebtedness that may be sensitive to interest rate fluctuations:

                                                                              SEPTEMBER 30, 2001
                                                                              ------------------
FINANCIAL INSTRUMENT                                              MATURITY (2007)              FAIR VALUE
--------------------                                              ---------------              ----------
                                                              (GRD)        ($)          (GRD)        ($)
                                                              (IN MILLIONS)
Existing notes ($81.3 million)..........................         30,441      81.3       27,396         73.15
Average interest rate...................................           9.12%                          --

         The average interest rate for the represents the stated interest rate of 9% plus amortization of deferred issuance costs.

                                                                              SEPTEMBER 30, 2001
                                                                              ------------------
FINANCIAL INSTRUMENT                                              MATURITY (2008)              FAIR VALUE
--------------------                                              ---------------              ----------
                                                              (GRD)        ($)          (GRD)        ($)
                                                                                (in millions)
New notes (Euro 150 million).........................           51,113     136.5        43,190        115.3
Average interest rate................................            11.28%                           --

         The average interest rate represents the stated interest rate of 9.75% plus amortization of deferred issuance costs.

PART II. OTHER INFORMATION

ITEM 5.  OTHER INFORMATION

(a)      FORWARD-LOOKING STATEMENTS

         In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), the Company is hereby providing cautionary statements identifying important factors that could cause the Company's actual results to differ materially from those projected in forward-looking statements (as such term is defined in the Reform Act) made in this Quarterly Report. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of the words or phrases such as "will likely result," "are expected to," "will continue," "is anticipated," "estimated," "intends," "plans," "projection" and "outlook") are not historical facts and may be forward-looking and, accordingly, such statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in the forward-looking statements. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the factors discussed throughout this Quarterly Report and in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2000. Among the key factors that have a direct bearing on the Company's results of operations are changes in economic cycles and general uncertainty primarily related to the terrorist attacks of September 11, 2001 in the United States and the impact on advertising expenditures; the ability of the Company to successfully implement its growth and operating strategies; competition from other broadcast companies and media; fluctuation of exchange rates; and changes in the laws and government regulations applicable to the Company or the interpretation or enforcement thereof. These and other factors are discussed herein under "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Quarterly Report.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   ANTENNA TV S.A.
                                   (Registrant)


                                   By:  /s/ Nikolaos Angelopoulos
                                        ---------------------------------------
                                        Name:   Nikolaos Angelopoulos
                                        Title:  Chief Financial Officer


Dated:   November 14, 2001